Filed by Liberty Media Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No. 001-35707

Subject Company: Sirius XM Holdings Inc.

Commission File No. 001-34295

Excerpts from the Transcript of the Liberty Media Corporation
Fourth Quarter 2013 Earnings Call

February 28, 2014

Gregory B. Maffei, President and Chief Executive Officer, Liberty Media Corporation

As you likely know, during the quarter, we also announced a proposal to acquire the remaining equity of SiriusXM that we do not own. We are working with the SiriusXM special committee and their advisers as they conduct their due diligence on our offer.

Question and Answer

Amy Yong, Macquarie Research

I was just wondering if you could talk about your level of interest in pursuing the deal, the proposed deal with SiriusXM. Are you less or more eager to do the deal now, particularly now that Time Warner Cable has a pending deal with Comcast?

Gregory B. Maffei

Yes. I think, first, our interest in SiriusXM was not driven by our actions or desires or potential actions of Time Warner Cable with Charter. We think that’s the right deal both for Liberty and the SiriusXM shareholders. We think we put an attractive offer on the table, particularly when you look at the net asset value of our underlying components and what they would be receiving and the high proportion of the value that is actually in SiriusXM’s stock or SiriusXM itself. So we think we put forth an attractive offer both for us and for them. As I said, we are in the process of really doing due diligence with the special committee’s representatives, and we’ll see where that goes. All along, I would note our view is, is that’s the right deal. It’s a good deal, but it’s also a deal that doesn’t have to happen. It’s a deal that — we currently control SiriusXM. And whether the deal is successful or not, we will control SiriusXM going forward.

Amy Yong

Great. And can you just talk about what some of the options are in terms of this fund that you could extract from SiriusXM, whether as a buyback or an acquisition?

Gregory B. Maffei

I’m sorry, let me make sure, you’re asking how we could get incremental money out of SiriusXM or...

Amy Yong

No. What would you do with the currency with LMCC, would you — and how would you use leverage on SiriusXM’s balance sheet? Would it be for a buyback or buyback for Liberty Media, buyback for SiriusXM or an acquisition?

Gregory B. Maffei

Yes. I think all of those are open. I mean, really, one of the reasons we like the creation of the C is not only to have a big liquid trading currency to potentially complete a transaction with SiriusXM, but down the road, it gives more flexibility for SiriusXM to do certain kinds of acquisitions. It may also be the case that we want to use SiriusXM’s cash flow for share repurchase or for strategic acquisitions. As you may know, you may recall, they did an acquisition earlier this year with Agero, which strengthened their position in the telematics place — space. And you can imagine other kinds of acquisitions, for stock or cash, that would strengthen the SiriusXM business and give it even greater legs going forward.

. . .

Vijay A. Jayant, ISI Group Inc., Research Division

. . . [O]n Sirius, do you have any sense on how long you expect the special committee to take to come out with a response and potentially, after that, how long the deal would close?

Gregory B. Maffei

I think they’re doing their due diligence. We have not yet met really to — we’ve met to discuss information flows. We’ve not yet met to discuss an effective barter and negotiate. Sometimes that’s been known to happen with special committees, and I suspect it may happen in this case as well. Once that process is done and there’s agreement, if we’re able to reach agreement, I suspect it’s probably 90 to 120 days from that point. But it’s too early really to say how long any negotiation process or information process on due diligence is going to take.

. . .

Barton E. Crockett, FBR Capital Markets & Co., Research Division

I was noting that the offer for Sirius, when you announced it, it was — the exchange ratio was about a 5% premium. Now it looks like about a 5% discount. And so it begs the question of how flexible you guys would be to adjust the offer that you’ve initially made. And I know we’re early in the negotiation process and there’s limit to what you can say. But I was curious if there’s any flexibility on your part on looking at the exchange ratio or possibly including cash to help get a deal done.

Gregory B. Maffei

Well, thanks, Barton. First, I believe the offer we put forward is an attractive one, particularly within the context, if you look at the net asset value of the underlying components of Liberty, putting aside the current share price, that suggests we’re trading at some discount to underlying components and therefore, value is being transferred already to the SiriusXM shareholders other than Liberty. But we also noted, I think early on, that these processes usually involve some negotiation, and we would expect that there will be an ask from the special committee. That not would be — that would not be unusual to see that. And whether we’re willing to meet that ask, we’ll see. And whether that ask is in the form of cash or stock, we’ll see that as well. I opened the call . . . I think, the first question by noting this is a deal that is a nice deal, a good deal, we believe a good deal for both of the shareholders, but it’s not a deal that has to happen. It’s certainly not a deal we have to chase. It’s certainly not a deal that needs to get done in the sense that we will remain the control shareholder of SiriusXM regardless of whether it gets done or not. So there certainly are limits to what would be appealing.

Barton E. Crockett

Okay. And then if I could switch gears just a little bit. Shortly after you guys made your offer announcement, SIRI came out and issued some subscriber guidance for 2014 that was for a slowdown in growth, 1.25 million versus 1.5 million self-pay in the previous year. Some investors have been concerned that maybe this suggests the business is slowing and injects an element of uncertainty. I think that has been part of what’s pressured the stock. What’s your view? I mean, does this, in your view, signal any type of, like, slowdown in the business or a change, in any way, your appetite for this business on a fundamental perspective?

Gregory B. Maffei

Well, I guess, the first point would be we certainly knew of the intent to — that they would make that announcement, and we made our proposal actually in advance so we would not look like we were pouncing on their bad news or their perceive perception of bad news in the marketplace. I think Jim Meyer has been articulate about both the challenge of just the law of large numbers, of growing the business and new subs, but also, some of the technical factors related to new car sales and how our existing base is upgrading to new cars and what that is doing to the sub count — or excuse me, the new sub count. I think we remain very interested in SiriusXM, believers in SiriusXM. We’re the majority shareholder of SiriusXM. We’re certainly not walking from it. And as I said, we knew, when we made our offer, that, that announcement was coming.

. . .

Jason B. Bazinet, Citigroup Inc., Research Division

Just a quick one for Mr. Maffei. I would imagine one of the reasons you were willing to issue . . . LMCC stock for SIRI was it was trading very close to NAV. As the NAV discount has widened since then, would you say that, that’s sort of consistent with your internal expectations or it’s widened out more or less?

Gregory B. Maffei

We’re just a bunch of poor guys trying to run a few small companies that are in Colorado. Those market maneuvers, Jason, that’s your business. So we watch, with interest, those things, but we don’t certainly plan to control them or think we can. We try and do transactions which benefit our shareholders for the long term, and we think consolidating SIRI has that benefit. Again, as I stated earlier, it’s not one that has to happen, but we think it’s beneficial to both us and the SIRI shareholders. And you’re probably right to note, if we were trading at some massive discount to NAV, we’d be less likely to issue stock. But it is the nature of the way we’re structured that, at some point, we usually have a discount. I think there’s been no time in my tenure have we had a premium. And I believe the last time we had a premium was probably back in the days of the bubble of 2000 or something like that.

. . .

James M. Ratcliffe, The Buckingham Research Group Incorporated

Two, if I could. First of all, can you give us any color about what sorts of requests for information you’ve been getting from the SIRI special committee? Is it mainly delving into the other assets to essentially — so they understand what they’d be getting? . . .

Gregory B. Maffei

I think you were — rightly pointed out the kind of questions that would be, probably, top of interest for any advisers to a special committee. They probably have a pretty good handle on SIRI. Or to the degree they don’t, they get more information from the SIRI management team. So they’re probably most interested in understanding some of the strategies and values around some of the other assets, many of which — or not most of which are public in terms of the market values.

. . .

Thomas W. Eagan, Northland Capital Markets, Research Division

First, should the buy-in of SIRI prevail, are there any synergies between Sirius and any other companies in the Liberty umbrella?

Gregory B. Maffei

Yes. I think there is an opportunity which has not yet realized — been realized upon between Live Nation and Sirius, for certain. There are many — both synergies across imagining channels, imagining joint offerings, imagining unique content. But also, many of the places where they’re going in terms of thinking about next-generation technologies and next-generation services, they have common interest and common desires. So I would think that no guarantees that even if Sirius is rolled in, that would change, then get it done. But I think that there are a lot of places where they should be able to find common ground.

. . .

Matthew J. Harrigan, Wunderlich Securities Inc., Research Division

Do you feel like you’re still — SIRI is still as tight with the OEMs as it was once? Or do you think it’s getting to be a aversively . . . level playing field with connected cars now?

Gregory B. Maffei

. . . On the question of SiriusXM, you’re certainly seeing a growth in the car alternatives, and the connected car creates a whole new set of opportunities and largely creates a new set of people who wish to enter. I feel very good about where SiriusXM is positioned. I feel very good about the OEM relationships. I feel very good about the ways we’ve been able to extend those through Agero and the like, and we’ll watch and see how the coming announcements around telematics go on. Now in no sense do we — I expect, we’re going to lock out anybody. If you’re a car company, your first goal is to sell cars. And if consumers want other services, whether it be entertainment or incremental services on top, you’re going to supply those because regardless of how good our relationship is, regardless of how attractive the rev share that we give them, goal and job 1 is to sell the cars. So anything that deters on that is not going to be desirable if you’re Ford or General Motors or Toyota or anyone else. That having been said, we have the relationship that’s central. We have a position in the car that’s central, and I think we’re only going to the extend that position.

*****

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition of the shares of Sirius not currently owned Liberty and its subsidiaries, anticipated benefits of the proposed transaction, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of Liberty to negotiate mutually satisfactory definitive transaction documents with Sirius, the ability of Liberty and Sirius to complete any such proposed transaction, the ability of Liberty to complete the distribution of its Series C common shares, the ability of the combined company to realize the expected benefits of the proposed transaction, general market conditions, changes in law and government regulations and other matters affecting the business of Liberty. These forward-looking statements speak only as of the date of the foregoing transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in the foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell Liberty’s Series C common shares or Liberty’s existing common stock. The offer and sale of Series C common shares in the proposed transaction will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares in the proposed transaction. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filing together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the Series C common shares in the proposed transaction. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.